August 24, 2001

Mail Stop 0304

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Molecular Diagnostics and Therapeutics, Inc.
         RW- Registration Statement on Form SB-2
         File No. 333-33662
         Filed: 8-24-01

Dear Commissioners:

         Please accept this as the above registrant's request to withdraw the above Registration Statement. The withdrawal was requested because the offering period has expired and no sales have been made pursuant to the Registration Statement (Rules 477).

         The Company may undertake subsequent private offerings in reliance on Securities Act Rule 155(C).

                                               Sincerely,

                                               /s/ Malcolm H. Benedict
                                               ------------------------------
                                               Malcolm H. Benedict
                                               President and C.E.O.